BANK OF AMERICA PLAZA
600 PEACHTREE STREET, N.E. - SUITE 5200
ATLANTA, GEORGIA 30308-2216
www.troutmansanders.com
TELEPHONE: 404-885-3000
FACSIMILE: 404-885-3900

Larry W. Shackelford	Direct Dial: (404) 885-3926
larry.shackelford@troutmansanders.com	Direct Fax: (404) 962-6548

July 2, 2007

VIA EDGAR

Mark P. Shuman, Esq.

Branch Chief – Legal

United States Securities and Exchange Commission

100 F. Street, N.E.

Room 4561

Washington, D.C.  20549

Re:	Internet Commerce Corporation
Information Statement Schedule 14A
Filed on June 15, 2007
File No. 0-26293

Dear Mr. Shuman:

On behalf of Internet Commerce Corporation (the “Company”), we are writing in response to comments of the Staff set forth in the Commission’s letter dated June 29, 2007.  Along with this letter, we are transmitting, for filing, an amendment to the Preliminary Proxy Statement (“Proxy Statement”), which amends the Company’s filing on the Proxy Statement filed with the Commission on June 15, 2007.

As a courtesy to the Staff, we are providing three paper copies of the Proxy Statement under separate cover, two of which have been marked to show the changes effected in the Proxy Statement in response to comments of the Staff.  The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.

We respond to the specific comments of the Staff as follows:

ATLANTA • HONG KONG • LONDON • NEW YORK • NORFOLK • RALEIGH

RICHMOND • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

Schedule 14A

General

Proposal 2:  Amendment to Increase the Number of Authorized Shares of Common Stock

1.                                      Please revise to disclose whether you have any current plans, proposals or arrangements to issue any of the additional shares other than with respect to the proposals regarding the financing of the EasyLink acquisition and the 2005 Stock Incentive Plan.  For example, are there any proposals or plans to acquire any business or engage in any financing activities with the shares?  If so, please disclose and if not, please state that you have no plans, proposals, or arrangements written or otherwise at this time other than as described.

Response:

The disclosure in the Questions and Answers on page 8 and the discussion of Proposal Two on page 82 has been revised to make clear that the Company does not have any current plans, proposals or arrangements to issue any of the additional shares other than with respect to Proposals One and Three relating to the financing of the EasyLink acquisition and the 2005 Stock Incentive Plan.

2.                                      In light of your plans to issue shares in connection with Proposals 1 and 3, please clarify how those proposals could affect your capital structure.  Provide tabular presentation of the company’s capital structure as it currently exists identifying the number of shares issued and outstanding, authorized and reserved, and authorized unreserved, and as it will exist if each of the proposals is adopted.

Response:

The disclosure in the discussion of Proposal Two on page 82 has been revised to present in a tabular format the number of shares of the Company’s class A common stock issued and outstanding, reserved for future issuance, and authorized but not yet issued or reserved for issuance as of April 30, 2007, and in each of the four scenarios which could result depending on the outcome of the stockholder votes on Proposals One and Three (assuming the Special Meeting was held on such date).

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing information addresses the Staff’s comments regarding the Proxy Statement.  If you have any questions regarding this letter, please do not hesitate to contact me at 404-885-3926.

Sincerely,

TROUTMAN SANDERS LLP

/s/ Larry W. Shackelford

Larry W. Shackelford

LWS/aml

cc:	Maryse Mills-Apenteng, Esq.
Mr. Thomas J. Stallings
Mr. Glen E. Shipley